Michael A. Littman

Attorney at Law

PO Box 1839

Arvada, CO  80001

(720) 530-6184

malattyco@aol.com

March 8, 2017

United States Securities & Exchange Commission

Mail Stop 4720

Era Anagnosti, Legal Branch Chief

William H. Dorton, Staff Attorney

Washington, DC  20549

Re: BlackStar Enterprise Group, Inc.

Form 10

Filed December 29, 2016

File No.000-55730

Dear Commission,

Enclosed for filing on behalf of BlackStar Enterprise Group, Inc. is Amendment Number One to the above-mentioned Registration Statement on Form 10, redlined to show changes from the previous filing.

The following are responses to your comments contained in your letter dated January 25, 2017:

General

                        1. Note that the registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

History, page 4

                        2. Please revise to disclose that IHG acquired 95% of your outstanding common stock in 2016, which control interest should also be reflected in the Corporate Structure found at the top of page 5 of the filing. Please also revise this section to provide a discussion about the business of IHG, including its business strategy in making its investment in you when you and IHG are controlled and managed by the same individuals. Lastly, here or in another appropriate section of the filing, please explain the nature of the consulting engagement that IHG is expected to enter into with your portfolio companies at the time of your investment into the portfolio company. In this regard, we note the first paragraph of your "Services" disclosure on page 5.

Answer: Please see paragraph inserted on page 4 where marked (COMMENT #2).

                        3. We note that throughout your disclosures you state that you are "engaged in Merchant Banking and Finance." In order to provide a more accurate picture of the current status of your business as an early stage business development company, please revise your disclosures to indicate that you "plan to engage" in such activities, highlighting that to date you have engaged in a single portfolio transaction.

Answer: Please see revised paragraph on page 5 where marked (COMMENT #3).

                        4. We note your "Subsequent Events" disclosure in Note 14, page F-23 of your financial statements, which states that it is your intention to act "as an incubator." Please add disclosure in an appropriate section of the filing to elaborate upon this recent development, such as what the intended activities of an incubator are and how being an incubator will affect your plans of operation.

Answer:  Please see revisions to text on page F-23 where marked (COMMENT #4).

Services, page 5

                        5. At the top of page 6 you disclose that one of your operating principles is to provide alternative debt and joint venture funding for entrepreneurs. Please elaborate on these two types of investment vehicles as well as explain how these principles are consistent with your Investment Objectives disclosure on page 6 where you state that your primary investment objective "is to provide [y]our shareholders with long term capital appreciation by investing primarily in loans, convertible debt or convertible preferred securities of small public or private companies or joint ventures with selective private companies seeking to go public." Moreover, your investment objective appears to contradict with your Stage of Development Criteria disclosure on page 8 which appears to indicate that, based on your desired "return of investment within a short period of time," you would be targeting fairly mature companies with steady revenues to pay back your investment. Please revise your disclosures throughout these sections to provide a clear and consistent picture of your investment objectives and criteria.

Answer: Please see revised paragraphs on pages 6 and 8 where marked (COMMENT #5).

Our Approach Compared to Traditional Sources of Venture Financing, page 6

                        6. We note that you distinguish your business model from that of a venture capital fund, in part, by stating that the primary goal of a venture capital fund generally is to maximize its financial return within a short timeframe. However, you state on page 8 that you will primarily look for opportunities that you believe will provide you with a return on investment "within a short period of time, typically less than thirty-six months." Please revise your disclosure to either remove your statement regarding venture capital funds, or to explain why these statements are not inconsistent.

Answer:  Please see revisions on pages 6 where marked (COMMENT #6).

Investment Criteria, page 8

                        7. Please revise to either indicate where the quantitative requirements "previously described" are located or remove this reference.

Answer: Please see revised paragraph on page 8 where marked (COMMENT #7).

Industry Analysis and History, page 12

                        8. Please revise this section to provide only industry information that is directly relevant to your business insofar as the current status of the industry you are trying to operate in, the barrier to entry, competitive factors impacting your success and ability to gain market share. In this regard, please also refer to the disclosure requirements of Item 1 of Form 10 and Item 101(h)(4)(iv) of Regulation S-K regarding the competitive business conditions and a registrant's competitive position in the industry. In addition, please ensure to disclose the basis for the industry and market data you include in your disclosure such as "more than 80 percent of private equity investments are made by limited partnerships." (refer to page 15).

Answer: Please see revised paragraphs on pages 13 and 14 where marked (COMMENT #8-deletion).

                        9. Please explain to us whether your reference to "Small Business Investment Corporations (SBICs)" on page 15 is meant to identify a Small Business Investment Company. If not, please explain the basis of such reference. In addition, please balance the disclosure contained under the heading "Historical Track Records" on page 16 to highlight your lack of revenue and operating history and to provide a cross-reference to the risk factor that begins "We have a lack of revenue history . " on page 20.

Answer: Please see revised paragraphs on pages 14 and 15 where marked (COMMENT #9).

Competition, Markets, Regulation and Taxation

Investment Company Act of 1940, page 17

                        10. In light of your stated business objectives, please revise to provide a detailed legal analysis as to why you believe that you will not be subject to regulation under the Investment Company Act of 1940.

Answer: Please see inserted paragraph on page 15 where marked (COMMENT #10).

Plan of Operations, page 18

                        11. We note that, as of December 27, 2016, you had approximately $24,000 in cash and you appear to have few other assets. We also note that you anticipate requiring $50,000 in operating expenses for each quarter for 2017. Please revise your disclosure to explain (i) how you intend to raise the funds necessary to meet your $1.2 million operating budget for 2017; and (ii) how your approximately $24,000 in current cash reserves is sufficient for an operational budget of three months. In addition, please disclose the nature of fees, commissions and general & administrative expenses you expect to pay as part of your annual budget.

Answer: Please see revised table and text insertion on page 17 where marked (COMMENT #11).

                        12. We note your statement that if you are unable to generate enough revenue through your other subsidiaries to cover your operational costs, you will need to seek additional sources of funds. According to the organizational chart on page 5 and disclosures elsewhere in your registration statement, it appears that you have no subsidiaries. Please revise to remove this reference, or otherwise advise. If you do have subsidiaries, please revise the registration statement as appropriate to describe them.

Answer: Please see text deletion on page 17 where marked (COMMENT #12-deletion).

Material Terms of Our First Loan to a Portfolio Company, Meshworks Media Corporation ("Meshworks"), page 19

                        13. Please disclose how Meshworks met the investment criteria you outline on page 8 of the filing, and how you learned about this investment opportunity. In this regard, we also note that Meshworks appears to have successfully raised $2,500,000 through Fundable, a crowd funding platform.

Answer: Please see edits and insertions on page 18 where marked (COMMENT #13).  Supplementally, our information from Meshworks was that the Crowd Funding effort was not successful and Meshworks raised substantially less than $500,000, through its "Fundable" attempt.

                        14. Please revise to disclose how you obtained the funds that you lent to Meshworks. In addition, please indicate, to the extent possible, the approximate level of your ownership interest in Meshworks once your preferred shares convert into common stock.

Answer: Please see paragraphs inserted on page 18 where marked (COMMENT #14).

Risk Factors

General

                        15. Please revise to add a risk factor addressing the fact that you have no employees and will be managed by independent consultants who act as your officers and directors on a part-time basis of approximately 20 hours per week.

Answer: Please see paragraph insertion on page 22 where marked (COMMENT #15).

Management's Discussion and Analysis, page 29

                        16. Please generally revise your registration statement to clearly state how you anticipate raising funds in order to operate your business. In this context, we note your statement on page 6 that you plan to acquire significant interests in one or more portfolio companies that have a positive cash flow, as well as your statement on page 18 that you currently have no committed source of capital.

Answer: Please see edit on page 6 where marked (COMMENT #16) paragraph insertion on page 31 where marked (COMMENT #16).

Liquidity and Capital Resources, page 31

                        17. Please revise to reconcile your statement here that you continue to work toward identifying and obtaining new sources of financing with your statement on page 21 that you have not investigated the availability, source, or terms that might govern the acquisition of additional capital.

Answer: Please see edits on page 21 where marked (COMMENT #17).

                        18. We note your disclosure in Note 3, page F-19, stating that you are unable to open a bank account in your own name. Please revise your disclosure here to explain your inability to open bank accounts in your name and how you can claim ownership of such account.

Answer: Please see the edits on page F-19 where marked (COMMENT #18).

Security Ownership of Certain Beneficial Owners and Management, page 38

                        19. Please tell us why the warrants for which the officers and directors claim beneficial ownership have not been disclosed in the beneficial ownership table. In this regard, we note your related parties disclosure on page 46.

Answer: Please see table column insertions on pages 38, 39 and 40 where marked (COMMENT #19).

Directors and Executive Officers

Biographical Information, page 40

                        20. We note that on pages 4 and 5 you state that your officers and directors have "over 100 years of combined experience in securities, corporate finance, corporate management, and consulting" and "over 100 years of combined securities, accounting, capital structure, investment banking, management, and private equity experience." Please revise your disclosure with respect to each of your officers and directors to identify the specific aspects of their prior experience giving rise to your statements noted above. Please also revise your disclosure to reconcile the statements on pages 4 and 5 with your statement on page 19 that your "management team has limited experience in identifying, evaluating and acquiring prospective businesses." In this regard we also note that your officers and directors will dedicate to the business about 20 hours per week (refer to disclosure at the top of page 18).

Answer: Please see deletion on page 5 where marked (COMMENT #20-deletion) and paragraph insertion on page 19 where marked (COMMENT #20).

Executive Compensation, page 43

                        21. Please revise this section to update the compensation executive disclosure for fiscal year ended 2016. Refer to Item 6 of Form 10, and Item 402(n) of Regulation S-K. Please also provide similar disclosure regarding director compensation.

Answer: Please see revisions on page 44 where marked (COMMENT #21).

Certain Relationships and Related Transactions, page 46

                        22. Please explain why the officers and directors were granted warrants in August of 2016. To the extent that they were compensation for services, please ensure that they are reflected in the summary compensation table. In addition, please explain whether the warrants granted to the three affiliates were for services rendered, describing those services. Otherwise, please advise.

Answer: Please see paragraph insertion on page 47 where marked (COMMENT #22).

Exhibit Index

                        23. Please file the Stock Purchase Agreement that you entered into with IHG on January 25, 2016 as an exhibit to the Form 10.

Answer:  Please see addition on page 54 and Exhibit 10.6.

                        24. Please file a fully executed copy of the Meshworks promissory note, including on behalf of Meshworks, as an exhibit to the Form 10.

Answer:  Please see revision on page 54 and the new Exhibits 10.4 and 10.7.

I hope that these revisions are to your satisfaction.

Sincerely,

/s/ Michael A. Littman

Michael A. Littman